EXHIBIT 8.1

1331 GARDEN HIGHWAY, SUITE 300 SACRAMENTO, CA 95833 TELEPHONE 916 442-0400 FACSIMILE 916 442-3442 WORLD WIDE WEB http://www.barteleng.com DANIEL B. ENG e-mail: eng@barteleng.com	BARTEL ENG & SCHRODER A LAW CORPORATION	AFFILIATED OFFICES: BRUSSELS FRANKFURT LONDON NETHERLANDS PARIS SACRAMENTO* *UNITED STATES MEMBER OF EUROPEAN LAWYERS NETWORK

September 3, 2004

Dragon Pharmaceutical Inc.

1055 Hastings Street, Suite 1900

Vancouver, British Columbia V6E 2E9

Ladies and Gentlemen:

We have acted as counsel to Dragon Pharmaceutical Inc. (“Dragon”) in connection with the proposed issuance of shares of common stock of Dragon to the shareholders of Oriental Wave Holding Ltd., a British Virgin Islands corporation (“Oriental Wave”) in consideration of the transfer of all of their shares in Oriental Wave to Dragon pursuant to a Share Purchase Agreement dated June 11, 2004, by and among Dragon and all of the shareholders of Oriental Wave (the “Agreement”). The issuance of Dragon common stock for Oriental Wave common stock is herein referenced as the “Acquisition”. As a result of the Acquisition, Oriental Wave will become a wholly-owned subsidiary of Dragon and the shareholders of Oriental Wave will own a majority (68.35%, calculated on a fully-diluted basis) of the common stock of Dragon. Oriental Wave is also the sole shareholder of a Chinese generic pharmaceutical manufacturer, Shanxi Weiqida Pharmaceutical Co., Ltd. (“Shanxi Weiqida”) and as a result of the Acquisition, Shanxi Weiqida will become an indirect subsidiary of Dragon

We render this opinion to you in connection with the registration of Dragon common stock to be issued in the Acquisition. All capitalized terms used and not otherwise defined herein shall have the meanings provided for in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, that the Acquisition will be completed in the manner set forth in the Agreement and in the Dragon Registration Statement on Form S-4, including the Proxy Statement/Prospectus of Dragon contained therein, filed with the Securities and Exchange Commission, as amended, to which this opinion is appended as an exhibit (the “Registration Statement”). Our opinion is also based on your representations that all of the shareholders of Oriental Wave are non-resident foreign persons, that no such shareholder has a connection to the United States, that all activities of Oriental Wave are outside the United States, and that such representations shall be true and complete at the Closing Date.

BARTEL ENG & SCHRODER A LAW CORPORATION

September 3, 2004

This opinion is limited to the United States material federal income tax consequences to Dragon and its shareholders as a result of the Acquisition and does not address the consequences or effectiveness under any other laws or events or to any other persons.

On the basis of the foregoing, it is our opinion, under presently applicable federal income tax law, that the issuance by Dragon of its common stock to the shareholders of Oriental Wave in connection with the Acquisition will not cause a taxable event for either Dragon or its shareholders.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act. This opinion is not otherwise to be quoted, in whole or in part, referred to in any other transaction, or filed with any governmental agency or any other person without our prior and express written consent.

The opinion expressed herein is as of the date hereof, and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in the law that may hereafter occur.

Sincerely,

/s/ Bartel Eng & Schroder

Bartel Eng & Schroder

a Law Corporation